UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

FORM N-6F/A
__________

AMENDMENT NO. 1 TO

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned company previously notified the Securities and Exchange Commission on Form N-6F, filed on April 17, 2012, that it intended to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), and in connection with such notice submitted the following information:

Name:	Connector Capital Corporation

Address of Principal Business Office:	970 West Broadway
PMB 402, PO Box 30000
Jackson, Wyoming 83002

Telephone Number:	(307) 633-2831

Name and Address of Agent
For Service of Process:	Jonathan J. Ledecky
Chief Executive Officer
Connector Capital Corporation
970 West Broadway
PMB 402, PO Box 30000
Jackson, Wyoming 83002

This Amendment No. 1 to the undersigned company’s Form N-6F filed on April 17, 2012 is necessary because of delays in the completion of the company’s registration statement on Form N-2 (File No. 333-180762), which delays were unforeseen at the time of the original filing.

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety (90) days of the date of this filing. The undersigned company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Jackson, in the State of Wyoming on the 10th day of July, 2012.

CONNECTOR CAPITAL CORPORATION

By: /s/ Jonathan J. Ledecky
        Name: Jonathan J. Ledecky
        Title: Chief Executive Officer

Attest: /s/ David Ledecky
              Name: David Ledecky
              Title: Corporate Secretary